                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           Avery Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   053605 10 1
                                 (CUSIP Number)


                                 March 20, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 053605 10 1
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1.       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         John Faltys
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [_]
         (b)  [X]
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3.       SEC Use Only

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4.       Citizenship or Place of Organization

         United States
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        Number     5.   Sole Voting Power

          of            115,368
                   -------------------------------------------------------------
        Shares     6.   Shared Voting Power

     Beneficially       0
                   -------------------------------------------------------------
       Owned by    7.   Sole Dispositive Power

         Each           115,368
                   -------------------------------------------------------------
       Reporting   8.   Shared Dispositive Power

      Person With       0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         115,368
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)
         [X]
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11.      Percent of Class Represented by Amount in Row (9)

         8.5%
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12.      Type of Reporting Person (See Instructions)

         IN
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CUSIP No. 053605 10 1
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1.       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         David Haynes
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [_]
         (b)  [X]
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3.       SEC Use Only

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4.       Citizenship or Place of Organization

         Canada
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        Number     5.   Sole Voting Power

          of            0
                   -------------------------------------------------------------
        Shares     6.   Shared Voting Power

     Beneficially       0
                   -------------------------------------------------------------
       Owned by    7.   Sole Dispositive Power

         Each           0
                   -------------------------------------------------------------
       Reporting   8.   Shared Dispositive Power

      Person With       0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)
         [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         0
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12.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. 053605 10 1
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1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (Entities Only)

           Joseph R. Simrell
--------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [_]
           (b)  [X]
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3.         SEC Use Only


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4.         Citizenship or Place of Organization

           United States
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       Number             5.        Sole Voting Power

         of                         0
                          ------------------------------------------------------
       Shares             6.        Shared Voting Power

    Beneficially                    0
                          ------------------------------------------------------
      Owned by            7.        Sole Dispositive Power

        Each                        0
                          ------------------------------------------------------
      Reporting           8.        Shared Dispositive Power

     Person With                    0
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9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           0
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10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)
           [X]
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11.        Percent of Class Represented by Amount in Row (9)

           0
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12.        Type of Reporting Person (See Instructions)

           IN
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

Item 1(a) Name of Issuer

       Avery Communications, Inc., a Delaware corporation
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Item 1(b) Address of Issuer's Principal Executive Offices

       190 South LaSalle Street, Suite 1710, Chicago, IL 60603
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Item 2(a) Names of Persons Filing

       John Faltys ("Faltys")

       The filing of this Schedule 13G shall not be construed as an acknowledgment or admission that any of Faltys, Joseph R. Simrell ("Simrell"), or David Haynes ("Haynes"), for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, affirms the existence of a group. The information provided herein with respect to Simrell and Haynes is being provided in the event Simrell, Haynes and Faltys were viewed as a group.
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Item 2(b) Address of Principal Business Office or, if none, Residence

       The principle business place of Simrell and Haynes is 18881 Von Karman, Suite 500, Irvine, CA 92612. The principle business place of Faltys is 8502 E. Chapman, #303 Orange, CA 92869-2461.
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Item 2(c) Citizenship

       Simrell and Faltys are citizens of the United States. Haynes is a citizen of Canada.
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Item 2(d) Title of Class of Securities

       Common Stock, par value $.01 per share
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Item 2(e) CUSIP Number:

       053605 10 1
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Item 3 If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b)
or (c), check whether

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the person filing is a: Not Applicable.

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

     (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with
            (S)240.13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with(S)240.13d-1(b).

     (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).
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Item 4  Ownership

                                                                                         Simrell   Haynes    Faltys
                                                                                         -------   ------    ------
     (a)  Amount beneficially owned:                                                        0         0     115,368

     (b)  Percent of class:                                                                 0         0         8.5%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:                                   0         0     115,368

          (ii)  Shared power to vote or to direct the vote:                                 0         0           0

          (iii) Sole power to dispose or to direct the disposition of:                      0         0     115,368

          (iv)  Shared power to dispose or to direct the disposition of:                    0         0           0

The beneficial ownership of the Issuer's Common Stock reported in this Schedule 13G represents shares of Common Stock into which the Preferred Stock (as that term is defined herein), if any,

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owned by the reporting person may be converted. The Issuer reports that the conversion price of the Preferred Stock was adjusted (i) from $1.00 to $0.895896 per share as a result of its spin-off of its wholly-owned subsidiary Primal Solutions, Inc. on February 12, 2001, and (ii) from $0.895896 to approximately $7.17 per share after giving effect to the Issuer's 1 for 8 reverse stock split effected on December 12, 2001.

Faltys believes that a dispute exists between the Issuer and him with respect to the number of shares of Preferred Stock beneficially owned by him. Faltys reports that he beneficial owns 826,860 shares of Preferred Stock, which beneficial ownership would constitute approximately 8.5% of the Issuer's issued and outstanding Common Stock. Faltys believes that Avery reports that he beneficial owns 655,604 shares of Preferred Stock, which beneficial ownership would constitute approximately 6.8% of the Issuer's issued and outstanding Common Stock.
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Item 5  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        As of the date hereof, Simrell and Haynes ceased to be a beneficial owner of more than five percent of the class of securities, but Faltys remains as a beneficial owner of more than five percent of the class of securities.

        The filing of this Schedule 13G shall not be construed as an acknowledgment or admission that any of Simrell, Haynes or Faltys, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, affirms the existence of a group. In the event Simrell, Haynes and Faltys were viewed as a group, the group would beneficially own more than five percent of the class of securities.
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Item 6  Ownership of More than Five Percent on Behalf of Another Person

        On July 31, 2000, each Simrell, Haynes and Faltys entered into Pledge Agreements with the Issuer pursuant to which each Simrell, Haynes and Faltys granted to the Issuer a security interest in, among other things, all proceeds from the disposition of Common Stock acquired upon conversion of the Series F Preferred Stock and the Series G Preferred Stock of the Issuer ("Preferred Stock") then-owned or thereafter acquired upon conversion of the Preferred Stock. The beneficial ownership of Common Stock reported in this Schedule 13G represents shares of Common Stock into which the Preferred Stock, if any, owned by the reporting person may be converted. (The Pledge Agreements were entered into as part of the Distribution Agreement of the same date. See the Voting Control section under Item 11 in Primal Solutions, Inc. Annual Report on Form 10-KSB filed with the Commission on March 27, 2002, for a description of the Distribution Agreement and the larger transactions contemplated therein.)
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Item 7  Identification and Classification of the Subsidiary Which Acquired the
Security Being

        Reported on By the Parent Holding Company or Control Person

        Not Applicable.
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Item 8  Identification and Classification of Members of the Group

        Not Applicable. The filing of this Schedule 13G shall not be construed as an acknowledgment or admission that any of Simrell, Haynes or Faltys, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, affirms the existence of a group.
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Item 9  Notice of Dissolution of Group

   The filing of this Schedule 13G shall not be construed as an acknowledgment or admission that any of Simrell, Haynes or Faltys, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, affirms the existence of a group. In the event Simrell, Haynes and Faltys were viewed as group, as of the date hereof, the group is dissolved and all further filings with respect to transactions in the Common Stock of the Issuer will be filed, if required, by members of the group in their individual capacity.
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Item 10 Certification

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2002

                                                 /s/ John Faltys
                                                 ---------------
                                                     John Faltys